SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


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                                   FORM 6-K
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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For September 6, 2001



                                 CNOOC Limited

                (Translation of registrant's name into English)
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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



Form 20-F     X                Form 40-F
              ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                            No           X
              ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

The Stock Exchange of Hong Kong Limited (the Stock Exchange) takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

                                    [LOGO]

                                 CNOOC Limited
                              [CHINESE LETTERS]
              (Incorporated in Hong Kong with limited liability)

                             CONNECTED TRANSACTION

The directors of the Company announce that CNOOC China, a wholly-owned subsidiary of the Company, has entered into the Acquisition Agreement with CNOOC on 27 August 2001 for the acquisition by CNOOC China of CNOOC's interest in certain oil and natural gas fields in the Xihu Trough in the East China Sea of the PRC for a total consideration of US$45,000,000.

Under the Listing Rules, the Acquisition constitutes a connected transaction for the Company. However, as the consideration of the Acquisition represents less than 3% of the consolidated net assets of the Group as at 31 December 2000, adjusted to take account of the proceeds of the global offering completed in March 2001, the Acquisition falls within the de minimis rule under Rule 14.25(1) of the Listing Rules. Accordingly, the Acquisition is only subject to disclosure requirements and no independent shareholders' approval is required. Details of the Acquisition will be disclosed in the annual report of CNOOC Limited for the year ending 31 December 2001.

THE ACQUISITION AGREEMENT
Date:     27 August 2001
Parties   (i)    CNOOC China Limited ("CNOOC China") a wholly-owned subsidiary of CNOOC Limited [CHINESE LETTERS] (the "Company"); and
          (ii)   China National Offshore Oil Corporation ("CNOOC").

Relationship between CNOOC, the Company and CNOOC China
CNOOC is the controlling shareholder of the Company and has a beneficial interest of approximately 70.61% of the existing issued share capital of the Company. Under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), CNOOC China's acquisition (the "Acquisition") of CNOOC's interest in the Xihu Trough in the East China Sea of the People's Republic of China (the "PRC") constitutes a connected transaction of the Company.

As the consideration of the Acquisition represents less than 3% of the audited consolidated net assets of CNOOC Limited and its subsidiaries (the "Group") as at 31 December 2000, adjusted to take account of the proceeds of the global offering completed in March 2001, the Acquisition falls within the de minimus rule under Rule 14.25(1) of the Listing Rules. Accordingly the Acquisition is only subject to disclosure requirements and no independent shareholders' approval is required.

Information on the Xihu Trough
The Xihu Trough is in the East China Sea, which is 400 kilometres east of Shanghai. CNOOC and China Petrochemical Corporation have agreed to co-operate in the exploration and development of the oil and natural gas reserves in the Xihu Trough. It is expected that international oil and gas companies will participate in the exploration and development of the reserves.

Consideration for the Acquisition
The consideration for the Acquisition is US$45,000,000 and is payable in cash on completion of the Acquisition. The consideration was negotiated and concluded between CNOOC China and CNOOC on an arm's length basis and based on normal commercial terms between the parties thereto. The negotiation has taken into consideration, among other things, the estimated gross proved and probable reserves of 290 million barrels-of-oil equivalent in the area, an estimation of the costs and timing to develop and produce such oil and natural gas reserves and prices paid for oil and natural gas assets in historical transactions.

The consideration will be funded by internal resources of the Group.

The directors of the Company (including independent non-executive directors) are of the view that the consideration is fair and reasonable and the Acquisition is in the best interests of the Group.

Conditions
The completion of the Acquisition is subject to the satisfaction or waiver, if applicable, among other things, of the following conditions:
(a) all necessary consents or approvals of regulatory or governmental authorities shall have been obtained for the Acquisition and the Acquisition Agreement;
(b) all necessary consents or approvals of third parties shall have been obtained;
(c) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority which prohibits the consummation of the Acquisition and there shall be no order or injunction of a court of competent jurisdiction in effect precluding consummation of the Acquisition;
(d) all PRC laws and regulations relating to the Acquisition have been complied with; and
(e) the receipt by CNOOC China to its satisfaction of a legal opinion issued by the PRC legal counsel.

Reasons for the Acquisition

The directors of the Company consider that the Acquisition will increase the Group's oil and natural gas reserves and is in line with the Company's natural gas strategy.

Details of the Acquisition will be disclosed in the annual report of the Company for the year ending 31 December 2001.

                                                         By Order of the Board
                                                         Cao Yunshi
                                                         Company Secretary

Hong Kong, 27 August 2001

                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                              CNOOC Limited


                                              By:  /s/ Cao Yunshi
                                                 ------------------------
                                                  Name: Cao Yunshi
                                                  Title:  Company Secretary


Dated: September 6, 2001